Filed by Affiliated Computer Services, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Affiliated Computer Services, Inc.
Commission File No.: 1-12665

Xerox Takes Its Services Strategy to a New Level and Acquires ACS — What This Means September 28, 2009 - IDC Link

By: Angele Boyd; Alexander Motsenigos

Today, Xerox announced that it is acquiring Dallas based Affiliated Computer Services (ACS). ACS is a $6.5B company that specializes in business process outsourcing. Xerox will pay $6.4B in a 70% stock/ 30% cash transaction expected to close in Q1, 2010.

Benefits for Xerox

Expansion into a very logical adjacent market adds to Xerox's credibility in managed print/document services. Xerox's enterprise strategy has been a services-led one for some time, and while companies like IBM, HP/EDS, Dell/Perot, Accenture, CSC and others can leverage deep IT integration capability, Xerox's decision to hone in much further than it has to date on BPO is differentiated and takes advantage of Xerox's document technologies and services. It also makes sense in light of the hardcopy industry's growing and needed focus on document technologies and services as the value-added part of managed print services. Xerox is changing the managed print/document services rules by focusing them as much or more on business processes than on IT infrastructure. The timing couldn't be better — IDC research finds IT outsourcer/SI/BPO firms have far greater market share than hardcopy manufacturers in managed print/document services.

ACS's services business is 79% BPO and 21% IT outsourcing, and it has a number of very strong planks that Xerox can leverage. These include state/local government (40% of ACS's revenue is government related), including large businesses in electronic tolls collection (processes $3B annually) and Medicaid claims processing for 36M recipients; BPO in HR and finance and accounting; 140 call centers (e.g., for Sprint and Nextel); and strength in other verticals such as healthcare (payor and provider), communications, and consumer goods.

An opportunity to accelerate growth, margin, and cash generation.

Xerox will triple its services revenue to $10B from $3.2B ($3.2B excludes pure post-sale break/fix and includes $2.3B is MPS). Despite the economic downturn, ACS grew 4.8% in 2009 (FY ended June 2009) and had a 10.5% operating margin. It grew revenues 6.9% the prior year. And there is only a 20% overlap in customers between the two companies, which opens cross-/upselling opportunities. Over 3 years, Xerox expects to drive an additional $250M+ cash, and $300M–400M savings, and to increase its annuity revenue to 80%.

Benefits for ACS

Xerox's much larger size brings great resources for ACS to leverage in back-office management, global expansion, and R&D. In R&D, Xerox's smart document technologies have focused on reducing labor costs in business processes and the combined company can further build upon this. For example, ACS can gain a competitive advantage relative to labor cost reduction in business processes by automating the processes even further.

Given the trend in the IT industry for large players to have integrated hardware, software and services portfolios (e.g., HP/EDS, Dell/Perot) and to acquire in order to strengthen their portfolio, ACS likely felt the timing was right to be acquired, that its BPO portfolio breadth is a good fit with Xerox, and leveraging Xerox smart document technologies and R&D to automate business processes is a competitive advantage.

Risks

Implementation. Xerox's track record with Tektronix and Global Imaging speaks well to its ability to integrate successfully, but some risks remain. ACS will be run separately, which could make it harder to realize integration benefits. At the same time, it will be important to communicate to BPO customers and prospects what Xerox adds to the ACS offering, to ensure the new BPO company is seen as competitive and differentiated from other BPO providers. Branding and marketing will therefore be important.

Culture. ACS is known for its deep operational culture, which may come at odds with Xerox’s more product oriented and innovative culture, and this could be an obstacle to speedy and maximized integration. It is important that the proper organization structure be put in place to maximize the benefits of this combination.

Execution costs. ACS is more heavily U.S. focused today (92%) than Xerox (53%) and combined they will still be 65% U.S. focused. To enable sales outside the U.S., either training of existing sales/consulting personnel, or adding sales persons/consultants will be needed, unless another acquisition is made in Europe or Asia.

Potential loss of Xerox revenue from other services partners like IBM, CSC, EDS, etc. IDC estimates all together this business is under $500M revenue (out of Xerox's $16B pre-ACS revenue) and had been declining due to the slow dissolution of the EDS relationship. Some partners will likely chose to reduce their partnering or not to partner with Xerox for managed print/document services in light of the ACS acquisition, but given the addition of ACS's $6.5B revenue, some loss of that other business will have relatively little impact.

Did Xerox pay too much? Xerox paid a 34% premium, which it considers modest for the IT industry, and we note this is less than the 68% Dell paid for Perot systems. For the deal to be successful, ACS will need to use current and future Xerox document technologies across a broad enough portion of its BPO portfolio to help it grow revenue and profits beyond what it could have done independently, and Xerox will need to leverage ACS's BPO services across its enterprise accounts (and even mid-market customers through Global Imaging). In the end, whether this is a good investment will depend on how well the companies execute on this. We believe the opportunities and risks are too great for them not to ensure mutual success.

What's Next for Xerox

Closing the deal followed by integration are the logical next steps. Xerox is likely to first focus on driving benefits by cross-/upselling in the government and healthcare verticals.

Should Xerox consider similar acquisitions in Europe and/or Asia? ACS is 92% U.S. focused and the combined company is 65% U.S. focused. The build vs. buy question comes to mind as to which is the fastest way to grow outside the U.S. Indeed, much of ACS's growth (around 60%) has come through acquisitions so continuing this seems like the best way to go for geographic expansion.

Should Xerox move its current BPO business to ACS? Perhaps not initially, but we would expect this to occur in time. Long term, the question arises about the structure for MPS vs. BPO. We would expect these to be separately run businesses and for Xerox to put a structure in place to maximize leverage across the two businesses for product development and go-to-market/sales.

Considering the diversity of businesses that Xerox will be acquiring through ACS, it is not known what Xerox’s plans are to grow or divest any existing ACS business lines. ACS's portfolio is rich in diversity, including parking management services, contact centers, and running data centers. Xerox/ACS will need to evaluate these businesses and how they fit in the future portfolio the company will carry forward. What will be the brand? Xerox certainly has a strong brand in the areas where it competes but is far less known in BPO. ACS has a strong BPO brand but it is stronger in the U.S. (92% of its revenue) and is virtually unknown outside the U.S. IDC expects that the ACS brand will eventually be retired and give way to a much stronger Xerox brand. However, given the size of the acquisition, it is important that Xerox support its investment in services with a marketing campaign that reinforces its positioning in the market.

Impact on Xerox's and ACS's Competitors

This move with its focus on BPO will go a long way to help Xerox differentiate from traditional hardcopy vendors, and from IT/hardcopy vendors like HP/EDS and Dell/Perot, when competing in managed print/ document services. Our research shows HP/EDS has had much growth in its MPS business. EDS brings 20% of HP's MPS business funnel to the table. ACS provides Xerox with its own momentum in the managed print/document services market. It gives Xerox needed, additional credibility in bids against the likes of HP/EDS, Dell/Perot, IBM Global Services, Accenture, Pitney Bowes and others. IDC's latest global managed print/document services research shows very clearly that IT outsourcer/SI/BPO firms have far greater market share than hardcopy manufacturers in managed print/document services, and among five MPS provider types, hardcopy manufacturers have the smallest market share. For these reasons, we consider this Xerox acquisition a very smart move.

Our net assessment is this is another bold and visionary move by Xerox that holds much promise for the expanded company and its combined customers.

Subscriptions Covered:
Worldwide BPO Services: Finance and Accounting, Worldwide BPO Services: Procurement, Hardcopy Peripherals: Software and Services, Worldwide Services Contracts Analysis: BPO Full Package, Worldwide Services, Worldwide BPO Services, IT Outsourcing and Utility Services

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Forward-Looking Statements

This document contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “should” and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially.  These factors include but are not limited to: the unprecedented volatility in the global economy; the risk that the future business operations of the Company will not be successful; the risk that we will not realize all of the anticipated benefits from our transaction with Xerox; the risk that customer retention and revenue expansion goals for the Xerox transaction will not be met and that disruptions from the Xerox transaction will harm relationships with customers, employees and suppliers; the risk that unexpected costs will be incurred; the outcome of litigation (including with respect to the Xerox transaction) and regulatory proceedings to which we may be a party; actions of competitors; changes and developments affecting our industry; quarterly or cyclical variations in financial results; development of new products and services; interest rates and cost of borrowing; our ability to protect our intellectual property rights; our ability to maintain and improve cost efficiency of operations, including savings from restructuring actions; changes in foreign currency exchange rates; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters in the foreign countries in which we do business; reliance on third parties for manufacturing of products and provision of services; and other factors that are set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of our 2009 Annual Report on Form 10-K and Xerox’s 2008 Annual Report on Form 10-K and Quarterly Report on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009 filed with the Securities and Exchange Commission. The Company assumes no obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law.

Additional Information

The proposed merger transaction involving the Company and Xerox will be submitted to the respective stockholders of the Company and Xerox for their consideration.  In connection with the proposed merger, the Company will file a joint proxy statement with the SEC (which such joint proxy statement will form a prospectus of a registration statement on Form S-4 that will be filed by Xerox with the SEC).  The Company and Xerox will each mail the joint proxy statement/prospectus to its stockholders.  The Company and Xerox urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information.  You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about the Company and Xerox, without charge, at the SEC’s Internet site (http://www.sec.gov).  Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, when available, without charge, from the Company’s website, www.acs-inc.com, under the heading “Investor Relations” and then under the heading “SEC Filings”.  You may also obtain these documents, without charge, from Xerox’s website, www.xerox.com, under the tab “Investor Relations” and then under the heading “SEC Filings”.

The Company, Xerox and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective stockholders of the Company and Xerox in favor of the merger.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of the Company and Xerox in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.  You can find information about the Company’s executive officers and directors in its definitive proxy statement filed with the SEC on April 14, 2009.  You can find information about Xerox’s executive officers and directors in its definitive proxy statement filed with the SEC on April 6, 2009.  You can obtain free copies of these documents from the Company and Xerox websites using the contact information above.